UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Hugh E. Harvey, Jr.

Executive Vice Chairman of the Board

Intrepid Potash, Inc.

707 17th Street, Suite 4200

Denver, Colorado  80202

(303) 296-3006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y102		13D

1	Names of Reporting Persons Harvey Operating and Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,751,383

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 11,751,383

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,383 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 9.1% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Excludes 18,034,122 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Harvey Operating and Production Company as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Harvey Operating and Production Company that it is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(2)   Based on 129,307,312 shares of Common Stock of the Issuer outstanding as of March 21, 2017.

CUSIP No. 46121Y102		13D

1	Names of Reporting Persons Hugh E. Harvey, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,944,824 (1)

	8	Shared Voting Power 0(2)

	9	Sole Dispositive Power 11,944,824 (1)

	10	Shared Dispositive Power 0(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,944,824 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 9.2% (3)

14	Type of Reporting Person (See Instructions) IN

(1)         Includes 11,751,383 shares held by Harvey Operating and Production Company that are or may be deemed to be beneficially owned by Hugh E. Harvey, Jr.  Mr. Harvey is the sole shareholder, sole director and President of Harvey Operating and Production Company. Includes 193,441 shares held by Mr. Harvey directly and 60,173 shares subject to stock options that are currently exercisable, in each case that were granted to Mr. Harvey in connection with his employment by the Issuer.  With respect to the 193,441 shares, 109,528 of those shares are vested and unrestricted and 83,913 of those shares are unvested and restricted.

(2)         Excludes 18,034,122 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Hugh E. Harvey, Jr. as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hugh E. Harvey, Jr. that he is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(3)         Based on 129,307,312 shares of Common Stock of the Issuer outstanding as of March 21, 2017.

CUSIP No. 46121Y102	13D

Item 1.	Security and Issuer

This Amendment No. 12 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008, June 10, 2009, November 12, 2009, January 21, 2010, June 18, 2010, August 17, 2010, August 23, 2010, November 10, 2010, March 24, 2011, September 14, 2011 and November 13, 2013, by Harvey Operating and Production Company, a Colorado corporation (“HOPCO”) and Hugh E. Harvey, Jr. (“HEH”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 12 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 12 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing:

(1) On February 25, 2017, HEH surrendered 12,977 shares of Common Stock to the Issuer in a net share settlement for income tax purposes upon the vesting of restricted stock previously awarded to him in connection with his employment by the Issuer, at a price of $2.23 per share, for aggregate consideration of $28,938.71.

(2) On March 21, 2017, HOPCO purchased 3,233,332 shares of Common Stock from an underwriter in a registered public equity offering at a price of $1.20 per share, for aggregate consideration of $3,879,998.

In addition, Intrepid Production Corporation (“IPC”) effected the following transaction in the Common Stock in the 60 days prior to the date of this filing:

(i) On March 21, 2017, IPC purchased 6,300,000 shares of Common Stock from an underwriter in a registered public equity offering at a price of $1.20 per share, for aggregate consideration of $7,560,000.

Shares owned by IPC may be deemed to be beneficially owned by the Reporting Persons as a result of the relationships among IPC and HOPCO previously described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that he or it is the beneficial owner of any shares of Common Stock of the Issuer held by IPC.

CUSIP No. 46121Y102	13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2017	HARVEY OPERATING AND PRODUCTION COMPANY

	By:	/s/ Hugh E. Harvey, Jr.
	Name:	Hugh E. Harvey, Jr.
	Title:	President

Dated: March 23, 2017	HUGH E. HARVEY, JR.

/s/ Hugh E. Harvey, Jr.
Hugh E. Harvey, Jr.